# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AtlasClear Holdings, Inc., CIK 0001963088
CUSIP: 128745205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2203 LOIS AVE., STE. 814, TAMPA, Florida (FL), 33607
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001937147

## Reporting persons
- Funicular Funds, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 682,477; shared voting power 0; sole dispositive power 682,477; shared dispositive power 0; aggregate amount beneficially owned 682,477 (0.5% of the class)
  Comment: The reporting persons ownership consists of the remaining principal balance of approximately $97,782 on the secured convertible promissory note (the Note) and warrants exercisable within 60 days. The foregoing calculation is based upon 126,819,145 shares of Common Stock outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on September 29, 2025.
- Cable Car Capital, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 682,477; shared voting power 0; sole dispositive power 682,477; shared dispositive power 0; aggregate amount beneficially owned 682,477 (0.5% of the class)
  Comment: The reporting persons ownership consists of the remaining principal balance of approximately $97,782 on the Note and warrants exercisable within 60 days. The foregoing calculation is based upon 126,819,145 shares of Common Stock outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on September 29, 2025.
  
  Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.
- Jacob Ma-Weaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 682,477; shared voting power 0; sole dispositive power 682,477; shared dispositive power 0; aggregate amount beneficially owned 682,477 (0.5% of the class)
  Comment: The reporting persons ownership consists of the remaining principal balance of approximately $97,782 on the Note and warrants exercisable within 60 days. The foregoing calculation is based upon 126,819,145 shares of Common Stock outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on September 29, 2025.
  
  Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

## Item 1. Issuer
Name of issuer: AtlasClear Holdings, Inc.
Address of issuer's principal executive offices: 2203 LOIS AVE., STE. 814, TAMPA, FLORIDA, 33607.

## Item 2. Person Filing
Name of person filing:
Funicular Funds, LP
Cable Car Capital, LP
Jacob Ma-Weaver
Address of principal business office or, if none, residence: 601 California Street, Suite 1151, San Francisco, CA 94108
Citizenship:
Funicular Funds, LP Delaware
Cable Car Capital, LP Delaware
Jacob Ma-Weaver United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Funicular Funds, LP 682,477
Cable Car Capital, LP 682,477
Jacob Ma-Weaver 682,477
Percent of class:
Funicular Funds, LP 0.54%
Cable Car Capital, LP 0.54%
Jacob Ma-Weaver 0.54%
Sole power to vote or to direct the vote:
Funicular Funds, LP 682,477
Cable Car Capital, LP 682,477
Jacob Ma-Weaver 682,477
Shared power to vote or to direct the vote:
Funicular Funds, LP 0
Cable Car Capital, LP 0
Jacob Ma-Weaver 0
Sole power to dispose or to direct the disposition:
Funicular Funds, LP 682,477
Cable Car Capital, LP 682,477
Jacob Ma-Weaver 682,477
Shared power to dispose or to direct the disposition:
Funicular Funds, LP 0
Cable Car Capital, LP 0
Jacob Ma-Weaver 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A

## Signatures
- Funicular Funds, LP: Jacob Ma-Weaver, Managing Member of the General Partner (09/30/2025)
- Cable Car Capital, LP: Jacob Ma-Weaver, Managing Member (09/30/2025)
- Jacob Ma-Weaver: Jacob Ma-Weaver, Jacob Ma-Weaver (09/30/2025)